Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The table below sets forth our consolidated ratios of earnings to fixed charges for the six months ended April 30, 2018 and for the five-year period ended October 31, 2017:

	Six months ended April 30, 2018	Year ended October 31, 2017	Year ended October 31, 2016	Year ended October 31, 2015	Year ended October 31, 2014	Year ended October 31, 2013

Excluding Interest on Deposits	4.22	5.17	5.90	6.14	6.23	5.34
Including Interest on Deposits	2.19	2.43	2.61	2.53	2.43	2.28

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated. These are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section of the Bank’s Management Discussion and Analysis for the quarter ended April 30, 2018.

Royal Bank of Canada and Subsidiaries – IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

(Canadian dollars in millions)	Six months ended Q2 2018	Year ended October 31, 2017	Year ended October 31, 2016	Year ended October 31, 2015	Year ended October 31, 2014	Year ended October 31, 2013

Excluding Interest on Deposits

Net Income before income taxes	$7,924	$14,672	$13,299	$12,623	$11,710	$10,447

Less: Income/(loss) from equity investees (Note 1)	$(35)	(331)	(184)	(146)	(162)	(139)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$2,332	$3,200	$2,454	$2,235	$2,030	$2,205
Estimated interest within rental expense	115	241	220	193	177	169

Total fixed charges	2,447	3,441	2,674	2,428	2,207	2,374
Preferred dividend requirements (note 2)	188	385	374	240	277	317	Note 2

Fixed charges and preferred dividends	2,635	3,826	3,047	2,668	2,484	2,691

Earnings	10,336	17,782	15,788	14,905	13,755	12,682

Ratio of earnings to fixed charges	4.22	5.17	5.90	6.14	6.23	5.34

Ratio of earnings to fixed charges and preferred dividends	3.92	4.65	5.18	5.59	5.54	4.71

Including Interest on Deposits

Net Income before income taxes	$7,924	$14,672	$13,299	$12,623	$11,710	$10,447

Less: Income/(loss) from equity investees (Note 1)	(35)	(331)	(184)	(146)	(162)	(139)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$6,539	$9,764	$7,921	$7,958	$7,903	$7,899
Estimated interest within rental expense	115	241	219	193	177	169

Total fixed charges	6,654	10,005	8,140	8,151	8,080	8,068
Preferred dividend requirements (note 2)	188	385	374	240	277	317	Note 2

Fixed charges and preferred dividends	6,842	10,390	8,514	8,391	8,357	8,385

Earnings	14,543	24,346	21,255	20,628	19,628	18,376

Ratio of earnings to fixed charges	2.19	2.43	2.61	2.53	2.43	2.28

Ratio of earnings to fixed charges and preferred dividends	2.13	2.34	2.50	2.46	2.35	2.19

Note (1)	Six months 2018	2017	2016	2015	2014	2013
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	39	335	176	149	162	159
Impairment of investments in JV and associates JV (proportionate consolidation Cdn. GAAP)	(4)	(4)	8	(3)	—	(20)

	35	331	184	146	162	139

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	144	300	294	191	213	253
Taxable Equivalent Gross-up (1-Effective Tax Rate for period)	76.6%	78.2%	78.6%	79.4%	76.9%	79.9%

Preferred Dividend Requirement	188	385	374	240	277	317

Effective Tax Rate	23.4%	21.8%	21.4%	20.6%	23.1%	20.1%